Ready to Rise at Clark Road Solar

Regulation Crowdfunding Form C

Offering Statement

Issuer: CESL Site 1, LLC

Type of Security: Fixed-Interest Promissory Note (Working Capital)

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes.

Target Offering Amount: $350,000

Maximum Offering Amount: $500,000

Payment Terms: Quarterly interest payments in arrears; principal due at maturity

Interest Rate: 10.00% per annum (fixed)

Term: Thirty-six (36) months from the Final Closing Date

Maturity Date: October 6, 2029, subject to the actual Final Closing Date; final payment anticipated January 1, 2029 (may vary based upon actual Closing Date)

Minimum Investment: $10

Incremental Investment Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investments made pursuant to Regulation Crowdfunding are subject to limitations on resale and may only be transferred under limited circumstances as permitted by applicable law.

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes. The timing of interest accrual and payments may vary depending on the timing of the Closing and each Investor's Funding Date, including the potential for an initial stub interest period.

Payments to Investors may be delayed, reduced, or restricted because scheduled payments are expected to be made from the Payment Reserve Account, which must be funded and maintained by the Issuer, and because payment obligations remain subject to the payment priorities, reserve requirements, and other terms described in this Form C. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. These limitations are described in this Form C and the related exhibits.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of this Form C or the exhibits attached hereto.

These securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements.

Statements regarding repayment timing and loan performance assume that the Issuer will maintain the Payment Reserve Account at required levels, comply with applicable payment priorities, and satisfy its other obligations under the Securities and the Offering. Actual results may differ if the Issuer fails to maintain required reserves, if available cash is insufficient, or if payments are deferred, reduced, or restricted. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights and should not expect to be able to resell their securities or to have access to liquidity prior to maturity or other resolution of the Securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, may be subject to a mandatory clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer may be obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This clawback obligation shall survive repayment of the Note and shall not be subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including funding progress, Offering status, and any material developments or changes, will be posted on the Offering Page on the Climatize platform at https://climatize.earth (the "Offering Page") and, where required by applicable law, communicated to Investors by electronic notice. Such updates may include notice that the Target Offering Amount has been met, notice of any revised or accelerated anticipated Closing deadline, notice of any material change to the Offering, and other updates required under Regulation Crowdfunding.

In the event of a material change to the Offering prior to Closing, the Issuer will amend this Form C as required by applicable law, and Investors will be provided any required notice and opportunity to reconfirm their investment commitment within the applicable period. If an Investor does not reconfirm as required following a material change, that Investor's commitment will be cancelled, and the committed funds will be returned in accordance with applicable law.

About this Form C

This Offering is being conducted through Climatize Earth Securities LLC ("Climatize"), in its capacity as a registered funding portal intermediary. Information about the Issuer is provided in this Form C and on the offering page maintained by Climatize for this Offering (the "Offering Page"). Material documents relating to the Offering are attached hereto or otherwise made and may be updated from time to time in accordance with applicable law and are incorporated herein by reference.

In addition to its role as intermediary, Climatize may also serve in a ministerial and administrative capacity on behalf of Investors to the extent described in this Form C and the related exhibits. Climatize does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Investors should rely only on the information contained in this Form C and the exhibits attached hereto when considering an investment. The Issuer has not authorized any person to provide any information or make any representation other than as contained in this Form C and the attached exhibits. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements contained in this Form C regarding the contents of any agreement or other document are summaries only and may not be complete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements and documents attached as exhibits or otherwise made available as part of this Offering.

Upon purchase of Securities in this Offering, Investors will be bound by the terms of the Securities and the other agreements applicable to the Offering, including provisions relating to payment mechanics, reserve requirements, amendment procedures, and any applicable collateral, pledge, subordination, or account control arrangements, in each case as expressly described in this Form C and the attached or incorporated exhibits. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the attached exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Issuer will provide Investors the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, and other relevant matters, and to obtain any additional information to the extent required by applicable law before the sale of Securities is consummated. This Form C does not purport to contain all information that a prospective Investor may consider material in evaluating the Offering, and each prospective Investor should conduct its own independent review of the Issuer and the Offering. The statements of the Issuer contained herein are based on information believed by the Issuer to be reliable; however, no representation or warranty is made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not undertake to update or otherwise revise this Form C or other materials supplied herewith except as required by applicable law, including Regulation Crowdfunding. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose except as permitted by law. Restrictions on transferability and resale are described elsewhere in this Form C.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in Regulation Crowdfunding, in this Form C, the attached exhibits, or common financial usage, as applicable.

Attestations

Eligibility for Filing Form C

CESL Site 1, LLC, a limited liability company organized under the laws of Illinois on March 22, 2026 (the "Issuer"), with its principal place of business at 1100 Saunders Road, Suite 150, Lake Forest, Illinois 60045 with the following project website at www.eaststlouissolarproject.com, hereby certifies, represents, and attests that the following statements are true and correct in all material respects in connection with this Offering:

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940 and is not otherwise ineligible to rely on Regulation Crowdfunding on that basis.
4. The Issuer is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act of 1933 as a result of any disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. The Issuer has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Form C, or for such a shorter period during which the Issuer was required to file such reports.
6. The Issuer is not a development stage company that either (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
7. The Issuer is not otherwise disqualified from relying on Regulation Crowdfunding or prohibited from conducting this Offering under applicable federal securities laws.

Issuer Attestation Regarding Form C

The Issuer certifies and attests that, to the best of its knowledge after reasonable inquiry, the information contained in this Form C and the attached exhibits is true, accurate, and complete in all material respects as of the date of this attestation and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

The Issuer acknowledges that Climatize Earth Securities LLC serves as the registered funding portal intermediary for this Offering and may also serve in a ministerial and administrative capacity on behalf of Investors to the extent set forth in this Form C and the attached exhibits.

This attestation is made with the understanding that it may be relied upon by Climatize and other relevant parties for legal, regulatory, compliance, and administrative purposes in connection with this Offering. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false statement, material misstatement, or material omission may result in legal consequences under applicable law.

Pursuant to Section 4(a)(6) and Section 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it satisfies the applicable requirements for filing this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

CESL Site 1, LLC

David Gerovac
By:_____
Name: David Gerovac
Title: Manager
Date: July 8, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

<center>**Business**</center>

Description of Business

This investment opportunity relates to CESL Site 1, LLC (the "Issuer"), an Illinois limited liability company formed as a single-purpose project company to develop, finance, construct, own, and operate Project Asset 1, a separate approximately 6.6 MWdc / 5.0 MWac community solar project located on Site 1, Parcel 1 (Parcel 02-20.0-408-002) at the remediated former Alcoa site in East St. Louis, Illinois. The Issuer is one of three sibling project companies owned by CESL Energy HoldCo, LLC. CESL Site 1, LLC, CESL Site 2, LLC, and CESL Site 3, LLC each relate to a separate community solar project. Neither sibling ProjectCo is an obligor or guarantor under this Offering, and Investors in this Offering have no claim against either sibling project solely by reason of their investment.

About the Issuer

CESL Site 1, LLC is an Illinois limited liability company formed on March 22, 2026. CESL Energy HoldCo, LLC is the Issuer's sole member. CESL Energy HoldCo, LLC is wholly owned by Renewable Energy Evolution, LLC, which is wholly owned by Canyon Power & Energy, LLC. David Gerovac is the Issuer's Manager, principal control person, and 100% ultimate indirect beneficial owner. The Issuer is intended to hold and operate the project-level rights and obligations associated with Project Asset 1. Relevant site-control, interconnection, incentive, design, construction, and other project rights will be transferred, assigned, licensed, or otherwise made available to the Issuer as the Project advances through development, construction, and energization.

Business Model and Operations

The Issuer's business model is to complete development, finance, construct, own, and operate Project Asset 1 as an Illinois Solar for All Energy Sovereignty community solar project. The Project is expected to derive value from renewable energy credit and incentive payments, subscriber and municipal energy arrangements, grants, tax credits, construction and permanent financing, and operating revenues. The Issuer is in the development and pre-construction stage and has not commenced revenue-generating operations.

Project Asset 1 has achieved federal tax-credit safe-harbor status, and the Issuer intends to continue the construction and development activities required to preserve anticipated federal investment tax credit eligibility. The Project has received the applicable interconnection approvals and has an executed interconnection agreement or equivalent final interconnection authorization with Ameren Illinois. In practical terms, interconnection approval establishes the technical, engineering, upgrade, payment, testing, and construction requirements that must be satisfied before the Project may deliver electricity to the utility system; it does not mean that construction has started or is complete. The Project also has an executed Illinois Solar for All renewable energy credit offtake agreement. That agreement establishes a contractual framework for delivery and purchase of renewable energy credits and related program incentive value, subject to continuing eligibility, milestone, performance, and delivery requirements. It is not the same as a sale of all physical electricity generated by the Project. The current Offering is intended to help prepare the Project to reach notice to proceed, meaning the stage at which the principal development and financing preparations have been completed and full construction may begin.

The project benefits and social impact include the following:

- Productive reuse of a remediated brownfield and capped landfill for clean-energy generation.

- Discounted community-solar benefits for income-eligible residents, including projected savings of at least 50% for qualifying large residential subscribers and an approximately $50 annual payment for qualifying small residential subscribers.
- Projected energy-cost savings for participating City of East St. Louis municipal accounts and lease or other economic benefits associated with use of City-owned land.
- Local construction, operations, maintenance, union, minority-business, and workforce-training opportunities.
- No upfront capital contribution required from the City of East St. Louis for project construction.
- Long-term community wealth-building and local ownership objectives through the Illinois Solar for All Energy Sovereignty structure.
- Approximately 9,600 MWh of projected annual clean-energy generation, subject to final engineering, operating conditions, and production performance.

Use Case for the Offering

The Issuer is raising capital to fund project-level working capital and construction-readiness needs for Project Asset 1. Expected uses include continuing safe-harbor and begin-construction expenditures, interconnection and utility costs, project-development deposits, engineering and diligence, permitting, environmental and site-readiness work, equipment and procurement deposits, construction-financing preparation, legal and accounting expenses, transaction costs, reserve funding, interest, fees, and other costs necessary to prepare the Project for notice to proceed and the start of full construction.

About the Offering

The Offering is designed to provide working capital and general operating liquidity for the Issuer and Project Asset 1. Net proceeds may be used for working capital and general corporate purposes, including operating expenses, capital expenses and deposits, development expenses, reserve funding, transaction costs, interest, fees, and other project-development or operating expenditures reasonably necessary to advance the Project, in each case as described in this Form C and the related Offering Materials. This Offering finances only the Issuer and its separate Project; it does not finance CESL Site 2, LLC or CESL Site 3, LLC, except for properly documented shared costs allocated to the Issuer on a reasonable and consistently applied basis. This could include, but is not limited to, reserve funding, transaction costs, interest, fees, and other project-development or operating expenditures reasonably necessary to support the Issuer's business and the operations of affiliated entities, if any, in each case as described in this Form C and the related Offering Materials. This Offering is intended to support the Issuer's business as a whole and should not be viewed as financing tied exclusively to a single asset, contract, or project unless expressly stated otherwise elsewhere in this Form C.

This Offering is part of a staged project-level financing strategy. The Issuer expects to use the proceeds to preserve safe-harbor status, complete construction-readiness activities, and position Project Asset 1 for notice to proceed, construction financing, tax credit-related financing, tax equity, grants, reimbursement proceeds, permanent financing, or other take-out capital. The proceeds of this Offering are not expected to be sufficient to complete construction and place the Project in service. The Issuer's ability to repay the Note may depend on future financing, incentive and grant proceeds, sponsor or affiliate support, refinancing, Project revenues, or other lawful funds. No such source is guaranteed.

The Offering

Purpose of the Offering

The Issuer is conducting this Offering to raise capital through a Regulation Crowdfunding offering of a fixed-interest promissory note for working capital and general corporate purposes. The Offering is intended to provide project-development working capital and general operating liquidity for Project Asset 1, including continuing safe-harbor and begin-construction expenditures, interconnection and utility costs, engineering, permitting, environmental and site-readiness work, procurement and equipment deposits, construction-financing preparation, reserve funding, transaction costs, interest, fees, and other expenditures reasonably necessary to prepare the Project for notice to proceed and construction, as more fully described in this Form C.

Offering Amounts

The Issuer is seeking to raise a minimum of $350,000 (the "Target Offering Amount") and up to $500,000 (the "Maximum Offering Amount") in gross proceeds in this Offering.

No funds will be disbursed to the Issuer unless and until the Target Offering Amount has been achieved and all applicable conditions to release of funds under Regulation Crowdfunding have been satisfied, including expiration of any applicable cancellation period. No Closing will occur earlier than twenty-one (21) days following the date on which the Offering is first made publicly available on the funding portal. The Offering is expected to be consummated in a single Closing. Multiple Closings will be permitted only if expressly provided for in this Form C and the related Offering Materials and conducted in accordance with applicable law.

The Offering will remain open until the earlier of (i) the Closing of the Offering, (ii) the date the Maximum Offering Amount is reached, or (iii) the expiration of the Offering period permitted under applicable law and platform procedures. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements. Upon reaching the Maximum Offering Amount, no additional subscriptions will be accepted.

Use of Proceeds

Estimated net proceeds will depend on the total amount raised and will reflect deductions for applicable fees, expenses, and required reserve funding, including the origination fee, the servicing fee payable in full on the Funding Date or at Closing unless otherwise specified in the Offering Materials, third-party costs, and funding of the Payment Reserve Account, each as described in this Form C and in the table below:

Item	Target Offering Amount	Maximum Offering Amount
Gross Proceeds	350,000	500,000
Origination Fee (5.50%)	19,250	27,500
Servicing Fee (0.50% per annum; 2.00% aggregate; deducted in full and fully earned at Closing)	5,250	7,500

Estimated Third-Party Fees and Expenses	1,725	1,725
Payment Reserve Account Funding (one scheduled quarterly interest payment)	8,750	12,500
Estimated Net Proceeds to Issuer	**315,025**	**450,775**

Use of Net Proceeds: Business Operations

The Issuer intends to use net proceeds for ProjectCo working capital and project-development purposes for Project Asset 1. Uses may include continuing safe-harbor and begin-construction expenditures, interconnection and utility costs, development deposits, engineering and diligence, permitting, environmental and site-readiness work, equipment and procurement deposits, site-control and project documentation, construction-financing preparation, legal, accounting, filing, escrow, compliance, and administrative expenses, funding of the Payment Reserve Account, interest, Offering-related fees, and other costs reasonably necessary to prepare the Project for notice to proceed and construction.

Use of Net Proceeds: Professional Fees and Operating Expenses

A portion of the gross proceeds of the Offering will be used to pay fees and expenses associated with the Offering, including applicable origination fees, servicing fees, escrow and filing expenses, legal and accounting fees, compliance costs, transaction costs, and other third-party expenses, as described in this Form C. The servicing fee is expected to be payable in full on the Funding Date or at Closing from the gross proceeds of the Offering, together with the origination fee, unless otherwise specified in the Offering Materials. In addition, routine expenses of the Issuer, such as legal, accounting, insurance, banking, development, administrative, and other general operating costs, and applicable operating or development expenses of affiliated entities, if any, may be paid from the Issuer's operating funds and, to the extent disclosed in this Form C, from net proceeds of the Offering.

Payment Reserve Account

At Closing, a portion of the Offering proceeds is expected to be retained to fund the Payment Reserve Account in the amount described in this Form C. Scheduled payments to Investors are expected to be made from the Payment Reserve Account, and the Issuer will be required to replenish that account to required minimum levels in accordance with the Securities and the related Offering Materials. The Payment Reserve Account constitutes contractual credit support for the Securities; however, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

Investor funds are expected to be held initially in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds are expected to be transferred to a custody or controlled account, from which applicable fees and expenses may be deducted, net proceeds may be transferred to the Issuer, and required amounts may be retained to fund the Payment Reserve Account.

Financing Terms

The Securities consist of pro rata participation interests in one fixed-interest promissory note. The Note bears interest at 10.00% per annum on a simple, non-compounding Actual/365 basis. The projected Funding Date is October 6, 2026, the first scheduled payment date is January 1, 2026, and the Maturity Date is October 6, 2029. The scheduled term is approximately thirty-six (36) months and includes the Initial Stub Period. Interest is payable quarterly in arrears, with principal due at maturity. Scheduled quarterly payments are intended to be substantially equal after the Initial Stub Period, and any difference between scheduled payments and actual accrued interest will be reconciled at maturity or earlier repayment.

Interest is expected to be paid quarterly in arrears. Payments are expected to be substantially equal in amount after any initial stub interest period; however, the actual amount of interest accrued may vary based on the timing of the Closing, the applicable Funding Date, and the actual number of days in each accrual period. For each Investor, interest from that Investor's Funding Date through the end of the first applicable accrual period will constitute an initial stub interest period.

Origination fees, servicing fees, third-party costs, and Payment Reserve Account funding requirements will reduce the net proceeds available to the Issuer. The servicing fee is expected to be payable in full on the Funding Date or at Closing from gross proceeds, together with the origination fee, unless otherwise specified in the Offering Materials. Additional fees or expenses may apply as disclosed in this Form C and the Offering Materials.

Directors, Officers, and Employees

The following individuals currently serve as directors and/or executive officers of the Issuer. To the extent applicable, directors also serve on the Issuer's governing board.

Full Name	Position/Title
David Gerovac	Manager

The Issuer may also engage additional personnel, advisors, consultants, or independent contractors to support its operations, business development, administration, legal compliance, technical functions, deployment activities, or other business needs.

Officers and Director Backgrounds

David Gerovac
Title: Manager
Employer: Canyon Power & Energy, LLC / affiliated renewable-energy businesses
Dates of Service: 1999 to Present

David Gerovac serves as Manager of the Issuer and is the Issuer's principal control person and 100% ultimate indirect beneficial owner. Mr. Gerovac is associated with Canyon Power & Energy, LLC and affiliated development and construction businesses with experience in renewable-energy development, construction, project management, contracting, financing coordination, and related business activities. He is responsible for oversight of the Issuer's development strategy, project structuring, financing coordination, and coordination with project counterparties and service providers. His experience spans project development, construction and implementation with his affiliated business grossing over $2B in revenue since inception.

Mr. Gerovac has served in senior management roles with Canyon Power & Energy, LLC and affiliated businesses during the relevant three-year disclosure period. In those capacities, he has worked on renewable-energy development, construction, project strategy, financing coordination, contracting, and related business development activities.

Principal Security Holders

The following table sets forth, as of the most recent practicable date, each person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Full Name	Nature of Beneficial Ownership	Ownership Percentage
David Gerovac	Indirect beneficial ownership through CESL Energy HoldCo, LLC, Renewable Energy Evolution, LLC and Canyon Power & Energy, LLC	100% economic ownership; 100% voting control

As of July 8, 2026, David Gerovac beneficially owns approximately 100% of the Issuer's economic interests indirectly through the upstream ownership structure and controls 100% of the Issuer's voting power. CESL Energy HoldCo, LLC is the Issuer's sole direct member.

No other individual beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities as of July 8, 2026.

Current Employees

As of the date of this Form C, the Issuer currently has 0 full-time employees.

In addition, the Issuer expects to rely on contractors, consultants, advisors, affiliates, project-development professionals, legal and accounting professionals, engineering consultants, interconnection specialists, and other non-employee personnel to support project development, financing, legal and compliance functions, technical work, business development, administrative functions, and deployment activities.

Terms of the Offering

Summary

You are purchasing a fixed-interest promissory note in which Investors acquire pro rata participation interests in a single promissory note issued by the Issuer (the "Offering"). The following sets forth the material terms of the Offering and the Securities being offered.

Security

Instrument	Fixed-Interest Promissory Note (Working Capital)
Structure	Investors acquire pro rata participation interests in a single promissory note issued by the Issuer. Each participation represents a pro rata interest in the Issuer's obligations under the Note.
Target Offering Amount	$350,000
Maximum Offering Amount	$500,000
Interest Rate	10.00% per annum (fixed)
Offering Period	The Offering is expected to launch on July 8, 2026 and expire at 11:59 p.m. Eastern Time on October 6, 2026, unless closed earlier in accordance with Regulation Crowdfunding.
Closing Structure	Single Closing; multiple or rolling Closings are not permitted.
Term	Thirty-six (36) months, including the Initial Stub Period, with projected Funding Date October 6, 2026, and anticipated final payment date of January 1, 2029.
Minimum Investment	The minimum investment for this Offering is $10. Additional investments may be made in increments of $1.

Closing Mechanics and Funding

No Closing will occur earlier than twenty-one (21) days following the date on which the Offering is first made publicly available on the funding portal. Upon reaching the Maximum Offering Amount, no additional subscriptions will be accepted, and the Offering will terminate.

Following satisfaction of the Target Offering Amount and expiration of the applicable cancellation period, the Issuer may close the Offering at any time before the September 21, 2026, Offering deadline, subject to the minimum public availability period, required early-closing notice, and applicable law. The projected Funding Date is September 23, 2026.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds will be transferred to a custody or controlled account. From that account, applicable fees and expenses will be deducted, net proceeds will be transferred to the Issuer, and required amounts will be retained to fund the Payment Reserve Account. The custody or controlled account, or a designated portion thereof, will serve as the Payment Reserve Account.

Interest and Repayment Terms

The Note provides for interest-only payments during the term, with the principal balance due at maturity. The Note bears interest at a fixed annual rate of 10.00% per annum on a simple, non-compounding basis. Interest accrues on each Investor's participation amount beginning on such Investor's Funding Date and is calculated using an Actual/365 day-count convention.

Interest is payable quarterly in arrears. The Issuer shall make four (4) scheduled interest payments per year, each occurring on a calendar quarter payment date. Scheduled quarterly payments are structured to be substantially equal in amount; however, the actual amount of accrued interest during any accrual period may vary based on the timing of the Closing, the applicable Funding Date, and the number of days in each accrual period.

For each Investor, interest for the period from such Investor's Funding Date through the end of the first applicable accrual period (the "Initial Stub Period") will be calculated on the actual number of days elapsed. Any difference between total interest accrued and aggregate scheduled interest payments made during the term will be reconciled and paid on the maturity date or earlier upon prepayment.

Repayment and Prepayment

All outstanding principal, together with accrued and unpaid interest, will be due and payable on the maturity date.

The Note may be prepaid, in whole or in part, at any time prior to maturity without premium or penalty, provided that any such prepayment occurs on a scheduled interest payment date and includes all accrued and unpaid interest through the date of prepayment. The Issuer must provide at least fifteen (15) business days' prior written notice of any voluntary prepayment.

For purposes of calculating accrued interest in connection with any prepayment, interest will be determined separately for each Investor based on such Investor's participation amount and Funding Date, if applicable.

Payment Reserve Account

A Payment Reserve Account will be established in connection with the Offering and funded at Closing. The minimum reserve amount will equal one (1) scheduled quarterly interest payment obligation(s) under the Note, as reflected in this Form C. Scheduled payments to Investors are expected to be made from the Payment Reserve Account. The Payment Reserve Account constitutes contractual credit support for the Securities; however, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Issuer will replenish the Payment Reserve Account to required minimum levels within ninety (90) days following any deficiency below the required minimum reserve amount.

The Payment Reserve Account will be held through the applicable qualified third-party financial institution or custody, or controlled account arrangement established for the Offering (e.g., North Capital

Private Securities Corporation), as described in this Form C and the related exhibits. Unless expressly stated otherwise in this Form C and the related exhibits, no deposit account control agreement, sweep instruction, or similar pre-authorized payment mechanism applies at issuance to this Offering.

Use of Proceeds Restrictions

Net proceeds of the Offering will be used for working capital and general corporate purposes of the Issuer, including project-development and construction-readiness expenditures for Project Asset 1, operating expenses, capital expenses and deposits, development expenses, reserve funding, transaction costs, interest, fees, and other expenditures reasonably necessary to support the Issuer and the Project, in each case as described in this Form C and the related Offering Materials.

Proceeds may not be used for dividends, equity distributions, owner distributions, speculative investments, repayment of unrelated indebtedness, or insider or affiliate obligations outside the ordinary scope of the Issuer's disclosed business, except as disclosed in this Form C or otherwise permitted under the Note.

Fees and Expenses

Origination fees, servicing fees, third-party expenses, and Payment Reserve Account funding requirements will reduce the net proceeds available to the Issuer.

The Issuer is responsible for all fees and expenses associated with the Offering, including platform fees, origination fees, servicing fees, escrow fees, regulatory and filing expenses, legal fees, accounting fees, compliance expenses, and other administrative or third-party costs incurred in connection with the Offering.

The Origination Fee for this Offering is 5.50% of gross proceeds. The Servicing Fee equals 0.50% per annum of the original principal amount for the scheduled term, or 1.50% in aggregate, and will be deducted in full from gross proceeds at Closing together with the Origination Fee. The Servicing Fee will be fully earned and nonrefundable upon Closing and will not be prorated, rebated, refunded, credited, offset, or repaid if the Note is prepaid, accelerated, refinanced, restructured, or otherwise repaid before scheduled maturity. If any portion that became due at Closing is not deducted because of an administrative or processing error, it may be recovered through the Payment Waterfall. No periodic Servicing Fee accrues during the original scheduled term after Closing.

If the Offering is cancelled, withdrawn, terminated, or does not close, the Issuer remains responsible for any third-party costs already incurred and any applicable cancellation or break fees, in each case as described in this Form C and the related Offering Materials.

Payment Waterfall

Except as otherwise provided below following an Event of Default and the required Investor approval, all amounts paid by or on behalf of the Issuer in respect of the Note, including amounts held in or disbursed from the Payment Reserve Account, shall be applied in the following order of priority:

1. Payment of platform fees and servicing fees, and other administrative fees.
2. Payment of third-party administrative, custodial, escrow, legal, compliance, and servicing costs.
3. Replenishment of the Payment Reserve Account to the required minimum level.
4. Payment of accrued and unpaid interest owing to Investors, on a pro rata basis in accordance with their respective participation interests.

5. Payment of outstanding principal owing to Investors, on a pro rata basis in accordance with their respective participation interests.
6. Any remaining amounts to the Issuer, so long as no Event of Default has occurred and is continuing.

Following an Event of Default, the order of application may be modified if such modification is approved by the Investors at the applicable consent threshold set forth in this Form C. Without limiting the foregoing, after an Event of Default, Investors may approve the application of available funds to principal before accrued interest if such treatment is approved in accordance with the Investor consent provisions described in this Form C.

Collateral and Priority

The Note constitutes a general unsecured working capital obligation of the Issuer, except to the extent specific credit support is expressly described in this Form C.

The Payment Reserve Account constitutes contractual credit support for the Securities. Unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. If this Form C expressly discloses specific collateral, pledge rights, account control rights, reimbursement rights, guarantees, or other credit support for this Offering, such rights shall be limited to the specific assets, rights, or arrangements expressly described in this Form C and the attached exhibits. Any such credit support may be limited in nature, may not be fully perfected, may be contingent, and shall inure to the benefit of Investors on a pro rata basis in accordance with their participation interests.

Investors should not assume that repayment is guaranteed, that any collateral has a realizable liquidation value equal to the outstanding obligations, or that any disclosed credit support will fully satisfy the Note in a downside or enforcement scenario.

Subordination

The Note is not contractually subordinated to any existing indebtedness of the Issuer unless this Form C or the related Offering Materials expressly state otherwise. Notwithstanding the foregoing, the Note may become subordinated to future senior project-level or other institutional financing arrangements only to the extent expressly disclosed in this Form C and the related exhibits or approved by Investors in accordance with the consent provisions set forth herein. Such future senior financing may include construction financing, equipment financing, warehouse financing, permanent financing, tax credit-related financing, tax equity-related obligations, and other customary senior financing arrangements for renewable energy projects.

By investing in the Securities, Investors will be deemed to authorize the Administrative Agent, in its ministerial and administrative capacity, to execute and deliver subordination agreements, intercreditor agreements, acknowledgments, consents, joinders, or similar implementing documentation for such disclosed financing categories without obtaining additional Investor consents or acknowledgments. Any subordination outside the categories expressly disclosed in this Form C and the related exhibits will require approval in accordance with the consent provisions of the Note and Offering Documents. Any such subordination may adversely affect the priority of payment and the potential recovery of Investors.

Covenants and Ongoing Obligations

The Issuer shall comply with affirmative covenants during the term of the Note including, but not limited to, the following:

- maintain its business and operations in commercially reasonable condition, consistent with its business model and stage of operations;
- maintain books, records, and internal controls appropriate for its size and operations;
- comply in all material respects with applicable laws, rules, regulations, permits, and contractual obligations;
- maintain and replenish the Payment Reserve Account as required by this Form C and the Offering Documents;
- provide periodic financial and operational information to the extent required by applicable laws and the terms of the Offering;
- provide notice of material developments, material adverse events, and defaults to the extent required by applicable law and the terms of the Offering; and
- maintain insurance coverage customary for its business and operations.

The Issuer shall not take any action prohibited by the terms of the Note or this Form C, including misuse of proceeds, failure to maintain required reserves, or actions that materially impair the repayment rights of Investors.

Change of Control

Upon a Change of Control, all outstanding principal and accrued and unpaid interest under the Note shall automatically become immediately due and payable, without premium or penalty, unless the transaction constitutes a Permitted Change of Control or Investors approve alternative treatment in accordance with the amendment and consent provisions set forth in this Form C.

A Change of Control is intended to apply to a sale, transfer, merger, disposition, or similar transaction that results in a transfer of control of the Issuer or substantially all of its assets to an external party, and is not intended to be triggered solely by ordinary-course renewable-energy development, financing, capitalization, construction, tax equity, partnership flip, placed-in-service, affiliate holding company, or project-level structuring transactions.

For purposes of this Offering, "Permitted Change of Control" means any transaction or series of related transactions expressly contemplated by this Form C and the related exhibits or undertaken in the ordinary course of the development, financing, construction, ownership, capitalization, placed-in-service transition, or long-term operation of a renewable energy project, including, without limitation, tax equity financing, the admission of a tax equity investor, the implementation of a partnership flip structure, construction financing, back-leverage financing, warehouse financing, permanent financing, project-level ownership transfers, affiliated holding structures, or similar renewable-energy financing transactions, provided that such transaction does not materially impair the Issuer's ability to perform its obligations under the Securities and does not materially and adversely affect Investors' rights, payment priority, or access to any expressly disclosed collateral, credit support, or contractual rights. No Permitted Change of Control shall, by itself, trigger acceleration or mandatory repayment of the Note.

Events of Default

Each of the following constitutes an Event of Default under the Note:

- failure by the Issuer to pay any principal, interest, fee, or other required amount when due;
- failure by the Issuer to fund, maintain, or replenish the Payment Reserve Account as required;
- breach by the Issuer of any material covenant, obligation, representation, or warranty under the Note, this Form C, or the related Offering Materials, which breach remains uncured for thirty (30) days after written notice thereof, if such breach is capable of cure;
- any material misstatement or omission in the Offering Materials;
- misuse of Offering proceeds in a manner inconsistent with this Form C or the Note;
- insolvency, bankruptcy, liquidation, assignment for the benefit of creditors, receivership, or similar event with respect to the Issuer;
- any attachment, levy, or proceeding that materially impairs the Issuer's ability to perform its obligations under the Note;
- any default under other indebtedness of the Issuer that materially impairs repayment of the Note; and
- any other event or circumstance that materially impairs the Issuer's ability to repay the Note or perform its obligations under the Offering documents.

The Issuer shall provide notice of material adverse developments and Events of Default to the extent required by applicable law and the terms of the Offering.

Default Interest and Remedies

Upon the occurrence and continuation of an Event of Default, default interest shall accrue on the outstanding principal balance at a rate per annum equal to the otherwise applicable Interest Rate plus 2.00%.

Upon an Event of Default, Investors shall have the rights and remedies provided in the Note, this Form C, and applicable law, which shall include, but not be limited to, the following:

- acceleration of all outstanding principal and accrued and unpaid interest;
- application of funds held in the Payment Reserve Account;
- enforcement of any applicable collateral, pledge, reimbursement, or account control rights expressly disclosed in this Form C;
- exercise of rights under any disclosed custody, control, sweep, or account arrangements, if expressly applicable;
- commencement of collection, enforcement, or other creditor remedies permitted by law; and
- approval of a restructuring, workout, or modified payment application in accordance with the Investor consent provisions set forth herein.

Following an Event of Default, Investors may, at the applicable consent threshold set forth in this Form C, approve a modified payment waterfall, including application of available funds to principal before accrued interest, if determined by Investors to be in their collective best interests.

Climatize does not have discretionary authority to modify the Note, waive defaults, or alter Investor rights on its own initiative. Climatize may, however, in its ministerial and administrative capacity, implement actions duly approved by Investors or expressly authorized by the terms of the Offering.

Description of Securities

The Securities offered hereby are debt securities in the form of pro rata participation interests in a fixed-interest promissory note issued by the Issuer. Investors are creditors of the Issuer. Investors are not equity holders of the Issuer and do not receive equity ownership, conversion rights, profit participation, governance rights, or residual value rights, except to the limited extent, if any, expressly stated in this Form C.

The return to Investors is limited to the stated interest rate and repayment of principal in accordance with the terms of the Securities. Repayment depends on the Issuer's financial condition, liquidity, compliance with the Offering terms, and the enforceability of the Issuer's obligations. Repayment is not guaranteed.

Voting, Consent, and Amendment Rights

Investors do not have general voting rights in the governance or management of the Issuer. Following Closing, however, Investors have consent or approval rights with respect to certain amendments, waivers, restructurings, or other actions affecting the Note and their rights thereunder

Unless otherwise expressly stated in this Form C, the following approval structure applies:

1. Majority Approval. Approval by holders of a majority of the outstanding participation interests shall be required for:
    - waivers of non-payment Events of Default;
    - modifications to non-economic covenants;
    - modifications to reporting or notice obligations;
    - amendments that do not materially and adversely affect core economic rights of Investors; and
    - restructurings or workouts that do not alter principal amount, interest rate, maturity, payment priority, or other core economic terms.
2. Supermajority Approval. Approval by holders of a supermajority of the outstanding participation interests shall be required for:
    - extensions of maturity;
    - modifications to payment timing or payment structure;
    - subordination of the Note to other indebtedness, except to the extent already permitted under this Form C and the related exhibits;
    - material changes to Payment Reserve Account requirements;
    - changes to the payment waterfall following a default, including applying principal before accrued interest;
    - restructurings affecting the timing or priority of payments; and
    - any other amendment that materially affects Investor recovery or enforcement rights but does not require unanimous approval.
3. Unanimous Approval. Approval by all Investors adversely affected shall be required for:
    - any reduction in principal;
    - any reduction in the stated interest rate;
    - any change to pro rata sharing provisions;
    - any amendment that disproportionately affects a subset of Investors relative to other Investors; and
    - any other amendment that materially impairs a core economic right of fewer than all Investors unless all adversely affected Investors consent.

For avoidance of doubt, execution of subordination, intercreditor, acknowledgment, consent, joinder, or similar implementing documentation for future senior financing categories expressly disclosed in this Form C and the related exhibits shall be treated as implementation of a pre-authorized term and shall not require additional Investor consent.

Climatize, in its ministerial and administrative capacity, shall implement amendments, waivers, and actions that have been duly approved by Investors in accordance with these consent thresholds, but shall not have discretionary authority to approve such matters on behalf of Investors. Climatize may also, without Investor vote, correct clerical, scrivener's, computational, typographical, or ministerial errors that do not materially and adversely affect Investor rights.

Investor consent may be obtained through electronic consent on the funding portal or other designated platform, written consent, or other procedures expressly disclosed in this Form C and permitted by applicable law.

Any material amendment to the Offering prior to Closing shall be made in accordance with Regulation Crowdfunding requirements, including amendment of this Form C where required and any required investor notice and reconfirmation opportunity. No amendment shall be effective if it violates applicable law or modifies Investor rights in a manner inconsistent with this Form C without the required amendment, disclosure, notice, and approval process.

Transfer Restrictions Under Regulation Crowdfunding

The Securities may not be transferred by any purchaser during the one-year period beginning when the Securities were issued, unless transferred:

- "to the Issuer;"
- "to an accredited investor;"
- "as part of an offering registered with the Commission;"
- "to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member, or in connection with the death or divorce of the purchaser or other similar circumstance; or"
- "as otherwise permitted by Regulation Crowdfunding or other applicable law."

After the expiration of the applicable restricted period, transfers remain subject to administrative procedures, recordkeeping requirements, applicable law, and any consent or transfer conditions expressly described in this Form C and the related Offering documents.

Valuation / Purchase Price

The Securities are issued at par value based on the amount invested by each Investor. The return to Investors is based solely on the stated fixed interest rate and the repayment terms set forth in this Form C. The Securities do not provide for any equity appreciation, conversion feature, profit-sharing feature, or other participation in the Issuer's enterprise value, except to the extent expressly stated in this Form C.

Past Exempt Offerings

Issuer Past Exempt Offerings: None. Affiliated Issuer Offering: CESL Energy HoldCo, LLC, the Issuer's parent, conducted a separate Regulation Crowdfunding offering with a $110,000 target and $124,000 maximum. That offering was fully funded at $124,000, closed, and the proceeds will be distributed July 1, 2026. The CESL Energy HoldCo securities are obligations of CESL Energy HoldCo, LLC and are not obligations of the Issuer. The prior affiliated offering is included where applicable for Regulation Crowdfunding common-control aggregation purposes.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS, ESTIMATES, PROJECTIONS, AND ASSUMPTIONS REGARDING THE ISSUER'S ANTICIPATED FINANCIAL CONDITION, OPERATING PERFORMANCE, LIQUIDITY, CAPITAL RESOURCES, AND BUSINESS PROSPECTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THE RISKS DESCRIBED IN THIS FORM C, CHANGES IN MARKET CONDITIONS, CHANGES IN THE ISSUER'S OPERATING PERFORMANCE, CHANGES IN FINANCING AVAILABILITY, REGULATORY DEVELOPMENTS, DELAYS IN EXECUTION, AND OTHER KNOWN AND UNKNOWN UNCERTAINTIES.

FORWARD-LOOKING STATEMENTS IN THIS SECTION ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ASSUMPTIONS AS OF THE DATE OF THIS FORM C. EXCEPT AS REQUIRED BY APPLICABLE LAW, THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE, REVISE, OR SUPPLEMENT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS, CIRCUMSTANCES, OR CHANGES IN EXPECTATION OCCURRING AFTER THE DATE OF THIS FORM C.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer included with this Form C have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). To the extent required for this Offering under Regulation Crowdfunding, such financial statements have been certified by management, reviewed by an independent public accountant, or audited by an independent auditor, as applicable. The applicable financial statements are included in the Appendix to this Form C.

CESL Site 1, LLC is a recently formed Illinois limited liability company organized as a single-purpose project company for Project Asset 1. As of April 30, 2026, the Issuer had no recorded assets, liabilities, revenues, expenses, member contributions, or member distributions. This zero-activity financial condition is consistent with the Issuer's formation-stage role. Since the audit date, the Project has advanced through safe-harbor, interconnection, and Illinois Solar for All REC agreement milestones, and the Issuer expects to incur development, Offering, construction-readiness, and financing activity as the Project advances.

Financial Milestones & Anticipated Revenues

The Issuer has not commenced revenue-generating operations. Its near-term milestones are to continue required safe-harbor and begin-construction activity, complete construction-readiness work, satisfy interconnection and Illinois Solar for All program milestones, finalize engineering, permitting, environmental and site-readiness items, prepare procurement and construction documentation, and position Project Asset 1 to reach notice to proceed and obtain construction and long-term financing.

Cash Flows

The Issuer is development-stage and is not expected to generate material operating cash flow before the Project is financed, constructed, placed in service, or otherwise monetized. During the development stage, cash inflows are expected primarily from this Offering, sponsor or affiliate support, project-development financing, construction or permanent financing, tax credit-related financing, tax equity, grants, incentive and reimbursement proceeds, or other project-level financing sources. Cash outflows are expected to include project-development and construction-readiness costs, deposits, engineering, professional fees, reserves, interest, and Offering costs.

Liquidity and Capital Resources

The Issuer's liquidity is expected to depend on this Offering, sponsor or affiliate support, and future value or financing generated by Project Asset 1. The Issuer expects that repayment may come from project-development or construction financing, tax credit or tax equity proceeds, Illinois Solar for All REC and incentive proceeds, grants, reimbursements, permanent financing, Project revenues, project sale proceeds, or refinancing. These sources are contingent and may be delayed, reduced, subordinated, or unavailable.

Use of Funds for This Offering

The Issuer intends to use net proceeds for ProjectCo working capital and project-development purposes in support of CESL Site 1, LLC. Uses may include safe-harbor and begin-construction expenditures, interconnection and QF study-related costs, development deposits, engineering and diligence, permitting, site-control and project documentation, personnel and development-management costs, legal, accounting, filing, escrow, compliance, and administrative expenses, funding of the Payment Reserve Account, interest, Offering-related fees, and other costs reasonably necessary to advance the project. Proceeds may be used directly by the Issuer or advanced, contributed, loaned, or paid to or on behalf of an affiliated project company, subject to the disclosed use restrictions and appropriate books and records

Capitalization and Indebtedness

The Issuer is expected to be capitalized through sponsor or affiliate support, proceeds of this Offering, and future project-level financing sources. The April 30, 2026, audited financial statements report no debt or other recorded liabilities. CESL Energy HoldCo, LLC completed a separate $124,000 Regulation Crowdfunding note offering. That parent-level note is not a direct obligation of the Issuer. The Securities offered hereby are unsecured obligations of the Issuer, except for the contractual benefit of the Payment Reserve Account. No sponsor, member, manager, affiliate, or sibling ProjectCo guarantees repayment unless expressly stated in the Offering Documents.

Regulatory Information

Tax

Investors are expected to receive annual tax reporting information relating to their investment to the extent required by applicable law, including IRS Form 1099-INT or any successor or substitute form, if applicable. Climatize may assist the Issuer in preparing draft tax reporting forms for review by the Issuer; however, the Issuer remains responsible for the accuracy, approval, and timely issuance of all tax reporting required in connection with the Offering.

Investors are responsible for maintaining current tax identification information, legal name, mailing address, and email address with Climatize and, where applicable, the Issuer, in order to facilitate delivery of tax documents and other required notices. Investors should consult their own tax advisers regarding the U.S. federal, state, local, and any non-U.S. tax consequences of an investment in the Securities.

Disqualification

The Issuer represents that neither it, nor any of its predecessors, affiliated issuers, directors, officers, general partners, managing members, or beneficial owners holding twenty percent (20%) or more of the Issuer's outstanding voting equity securities, nor any other person covered by Rule 503 of Regulation Crowdfunding, is subject to a disqualifying event that would make the Issuer ineligible to rely on Regulation Crowdfunding. Rule 503 identifies a range of disqualifying events, including certain criminal convictions, court injunctions and restraining orders, certain final orders of specified regulators, certain SEC disciplinary orders, certain SEC cease-and-desist orders, suspension or expulsion from SRO membership, SEC stop orders, and false representation orders.

Annual Reports

The Issuer will make its annual reports available through www.eaststlouissolarproject.com and may also post or link them through www.eaststlouissolarproject.com while CESL Site 1, LLC remains its current project company.

The Issuer will continue to comply with the ongoing annual reporting requirements of Regulation Crowdfunding until one of the following occurs:

- the Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;
- the Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;
- the Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;
- all of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or
- the Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role and Compensation

Climatize Earth Securities LLC ("Climatize") is the intermediary for this Offering in its capacity as a registered funding portal under Regulation Crowdfunding. In that role, Climatize facilitates the offering process, investor onboarding, communications through the platform, and administrative coordination of payment and reporting functions in connection with the Offering, as described in this Form C and the related exhibits.

Climatize is compensated by the Issuer as follows:

- a one-time origination fee equal to 5.50% of the total gross Offering Amount, payable at Closing; and
- a Servicing Fee equal to 0.50% per annum of the original principal amount for the scheduled term, or 2.00% in aggregate, deducted in full from gross proceeds and fully earned and nonrefundable at Closing.

These fees are payable by the Issuer, reduce the net proceeds available to the Issuer, and, to the extent unpaid, may be included in the Payment Waterfall.

Climatize also serves in a ministerial and administrative capacity on behalf of Investors, including coordination of payment processing, notices, recordkeeping support, and implementation of Investor-approved actions, but does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Additional Administrative and Setup Fees

The Issuer is responsible for certain administrative, onboarding, setup, filing, and platform-related fees in connection with the Offering, to the extent applicable. Such fees may include account setup, onboarding support, filing support, EDGAR-related support, and other administrative services associated with the Offering. To the extent applicable, such fees are retained by Climatize or paid to third-party service providers for services rendered in connection with the Offering.

Third-Party Costs and Expenses

The Issuer is also responsible for third-party costs and expenses associated with the Offering, including escrow or custody account setup, background checks, accounting, review or audit services, legal expenses, filing support, and other third-party costs incurred in connection with the Offering.

Such costs may be paid directly by the Issuer or advanced by Climatize or another service provider and reimbursed by the Issuer. Such costs may be incurred regardless of whether the Offering closes.

Cancellation Fee

If the Issuer elects to cancel, terminate, or withdraw the Offering prior to Closing, or if the Offering otherwise does not close, the Issuer will remain responsible for:

- if the Offering is cancelled after execution of the Term Sheet but before launch, a cancellation fee of $2,500, plus all third-party costs and expenses incurred in connection with the Offering;
- if the Offering is cancelled after launch but before Closing, the lesser of $2,500 or an amount equal to 5.50% of total investor commitments received as of the cancellation date plus 0.50% of such amount representing first-year servicing fees, plus all third-party costs and expenses incurred in connection with the Offering;
- all applicable administrative, setup, onboarding, and filing-related fees; and
- all third-party costs and expenses incurred in connection with the Offering.

These amounts are obligations of the Issuer only and do not reduce or otherwise affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow or custody arrangements.

Compliance Failures

The Issuer represents that it has not previously failed to comply, in any material respect, with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Climatize has not independently verified this representation except through reasonable review of publicly available SEC filings and information provided by the Issuer.

Risk Factors

An investment in the Securities involves a high degree of risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, such authorities have not passed upon the accuracy or adequacy of this Form C.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering materials. These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective Investors should carefully consider, among other things, the following risk factors before investing:

Speculative Investment; Possible Loss of Entire Investment

This Offering is speculative, illiquid, and involves substantial risk. The Issuer may never achieve the business, development, construction, financing, or revenue objectives contemplated at the time of this Offering. Investors may lose all or a substantial portion of their investment.

Working Capital Note Risk

The Securities are portfolio-level working-capital obligations of the Issuer. Proceeds may be used by the Issuer or advanced, contributed, loaned, or paid on behalf of Haley Pike Solar, LLC and any later identified project company. Funds will not be segregated solely for a completed operating asset. Repayment therefore depends on the Issuer's overall liquidity, intercompany arrangements, ability to obtain distributions or repayments from project companies, and access to future financing, rather than solely on a single contracted revenue stream.

ProjectCo and Separate Project Risk

The Issuer is a single-purpose ProjectCo. Its assets, rights, revenues, and financing are separate from CESL Site 2, LLC and CESL Site 3, LLC. Investors have no direct claim against either sibling ProjectCo, and success, contracts, revenues, assets, or financing associated with a sibling project will not necessarily be available to repay this Note. The Issuer may also become subject to project-level construction, equipment, tax-credit, or permanent financing that restricts cash and is senior to the Note. Creditors and contractual obligations of a project company, including the separate Project Asset 1 Regulation Crowdfunding note, may be paid before value is available for distribution to the Issuer. Project-level financing may restrict distributions, require cash traps or reserves, or otherwise subordinate the Issuer's practical access to project cash. Noteholders have no direct claim against a project company unless expressly provided in the Offering Documents.

Affiliate Project Rights and Transfer Risk

Certain site-control, interconnection, incentive, design, development, and other Project rights may initially be held or administered by CESL Energy HoldCo, LLC, Renewable Energy Evolution, LLC, or another affiliate and are expected to be transferred, assigned, licensed, or otherwise made available to the

Issuer as development, construction, and energization progress. Any delay, defect, dispute, or failure in that process could impair the Issuer's ability to develop, finance, construct, or operate the Project. An Allocation Agreement may provide for advances, contributions, expense allocations, repayments, distributions, reporting, and other intercompany mechanics. Until executed, the precise rights and priorities are not final. Even after execution, repayment by the ProjectCo may depend on available cash, project financing restrictions, development success, and other obligations. The agreement will not constitute a guaranty of the Note.

Single-Project Concentration Risk

The Issuer is concentrated entirely in Project Asset 1. The Issuer does not own a diversified portfolio of operating assets. A delay, cost increase, loss of a contract, interconnection problem, financing failure, construction issue, or operating underperformance affecting this single Project may materially impair the Issuer's ability to repay the Note. The Issuer may later develop, acquire, or support other socially impactful renewable-energy projects, but no additional current project has been identified. Future projects may introduce different jurisdictions, counterparties, technologies, incentive programs, development risks, and capital requirements, and may consume resources without producing sufficient value or repayment capacity.

Pre-Construction / Development Stage Risk

The project or projects associated with the Issuer may remain in development or pre-construction at the time of the Offering. Development-stage renewable energy projects face heightened risks, including failure to achieve permitting milestones, interconnection approval, site control, financing close, procurement completion, contractor mobilization, notice to proceed, commercial operation, or other key milestones. Delays or failures in any of these areas may impair the Issuer's ability to repay the Note.

No Assurance of Construction or Completion

There can be no assurance that any contemplated renewable energy project will be constructed, completed on time, completed on budget, or completed at all. Cost overruns, contractor defaults, design issues, supply chain disruptions, labor shortages, weather events, regulatory delays, and other execution risks may materially impair project viability and the Issuer's repayment capacity.

Limited Operating History / Early-Stage Business Risk

The Issuer may have a limited operating history, limited revenues, limited assets, or a limited history managing projects of the type contemplated by this Offering. Early-stage and growth-stage businesses are subject to greater uncertainty than mature enterprises and may be more vulnerable to operational setbacks, delays, and capital shortages.

Issuer Liquidity Risk

The Issuer may have limited working capital and may rely on existing cash reserves, shareholder or affiliate support, customer payments, reimbursement proceeds, new financing, or future business performance to satisfy its obligations under the Note. Delays in securing follow-on capital or realizing expected revenues may impair the Issuer's ability to make interest payments, maintain reserves, or repay principal at maturity.

Refinancing and Take-Out Risk

The Issuer may expect to repay the Note in part from future financing, reimbursement proceeds, tax credit monetization, project financing, construction financing, bond proceeds, asset sale proceeds, or other take-out capital. There can be no assurance that any such take-out capital will become available on the anticipated timeline, on acceptable terms, or at all. If the anticipated take-out does not occur, Investors may experience delay, restructuring, or loss.

Payment Waterfall and Reserve Account Limitations

Repayment of the Note is subject to the Payment Waterfall described in this Form C. Certain fees, including the origination fee and servicing fee, are expected to be deducted from gross proceeds at the Funding Date or Closing and therefore reduce net proceeds available to the Issuer. Amounts may be applied first to fees, expenses, third-party costs, and reserve funding before payments are made to Investors. In addition, the Payment Reserve Account is limited and may only cover a portion of scheduled interest payments. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. The reserve does not assure timely payment of interest, repayment of principal, or full recovery in a default scenario.

Dependence on Future Revenues, Savings, or Reimbursements

The Issuer's repayment plan may depend on expected project revenues, cost savings, reimbursements, incentive proceeds, tax credit proceeds, bond-funded reimbursements, customer payments, or other future cash flows. Such amounts may be delayed, reduced, contested, subordinated, unavailable, or insufficient to support repayment of the Note.

Regulatory and Incentive Risk

Renewable energy projects are sensitive to federal, state, and local laws, regulations, and incentive programs, including those relating to tax credits, direct pay, grants, interconnection, net metering, energy storage rules, utility tariffs, building code compliance, and environmental review. Changes in law, agency guidance, eligibility requirements, program funding, or administrative interpretation may adversely affect project economics, timing, or feasibility.

Interconnection and Utility Risk

Project viability may depend on obtaining interconnection approval, utility cooperation, utility study completion, service upgrades, or utility-side construction. Interconnection delays, cost increases, denial of service, curtailment, grid constraints, or changes in utility policy may impair project completion and expected project economics.

Permitting, Site Control, and Real Estate Risk

The Issuer may depend on permits, land use approvals, easements, leases, licenses, property access rights, roof rights, host-site agreements, or other site control arrangements. Failure to obtain, maintain, or enforce such rights may materially impair project development, increase costs, or prevent completion.

Procurement and Supply Chain Risk

Renewable energy projects may depend on the timely procurement of equipment, including modules, batteries, inverters, transformers, switchgear, racking, roofing materials, and related balance-of-system components. Equipment delays, shortages, defects, shipping disruptions, tariff changes, domestic content issues, or price increases may adversely affect timing, cost, and project viability.

Contractor and Counterparty Risk

The Issuer may depend on developers, EPC contractors, subcontractors, consultants, tax advisers, accountants, host customers, utilities, suppliers, financing counterparties, and other third parties. If any such party fails to perform, becomes insolvent, disputes obligations, or defaults under its agreements, the Issuer may suffer losses or delays that impair repayment of the Note.

Tax Credit and Direct Pay Risk

To the extent the project economics assume the availability of investment tax credits, domestic content bonuses, direct pay elections, transferability, or other tax-related benefits, there can be no assurance that such benefits will be realized in the expected amount or on the expected timeline. Eligibility, documentation, prevailing wage and apprenticeship compliance, domestic content requirements, placed-in-service timing, tax filing accuracy, IRS review, and administrative processing delays may affect realization of such benefits.

Safe Harbor / Timing Risk

If the Issuer's or project's economic assumptions depend on safe harbor actions, equipment procurement deadlines, placed-in-service timing, or preserving eligibility under a particular tax or incentive regime, failure to meet those requirements may materially reduce project value or eliminate expected benefits.

Customer, Offtaker, and Host Risk

Where project repayment depends on a host customer, offtaker, site owner, or other operating counterparty, deterioration in that party's creditworthiness, operating condition, willingness to proceed, or contractual compliance may adversely affect repayment. Public, nonprofit, or institutional hosts may also be subject to procurement, governance, or budgetary constraints that delay or impair project execution.

No Assurance of Profits or Positive Cash Flow

The Issuer may not generate sufficient revenues, margins, or cash flow to support debt service. Even if a project is completed, the Issuer may still experience operating losses, low liquidity, or inability to refinance or repay the Note.

Subordination and Future Debt Risk

The Note is not contractually subordinated at issuance unless expressly stated in this Form C. However, as described elsewhere in this Form C, the Note may become subordinated to certain future senior project-level or other institutional financing arrangements if expressly disclosed in this Form C and the related exhibits or approved by Investors in accordance with the applicable consent provisions. Such future senior financing may include construction financing, equipment financing, warehouse financing, permanent financing, tax credit-related financing, tax equity-related obligations, and other customary senior financing arrangements for renewable energy projects. By investing in the Securities, Investors will be deemed to authorize the Administrative Agent, in its ministerial and administrative capacity, to execute related subordination, intercreditor, acknowledgment, consent, joinder, or similar implementing documentation for such disclosed financing categories without obtaining additional Investor consents or acknowledgments. Any such subordination would adversely affect the priority of payment and the potential recovery of Investors.

Collateral and Recovery Risk

Any collateral or credit support described in this Form C may be limited, contingent, difficult to perfect, difficult to value, illiquid, or costly and time-consuming to enforce. The Payment Reserve Account itself may provide only limited contractual credit support and, unless expressly stated otherwise in this Form C and the related exhibits, does not by itself provide Investors with a perfected security interest or account control rights. In a default or enforcement scenario, the proceeds realized from collateral or other credit support may be insufficient to repay the Note in full, and Investors may recover only a portion of their investment or nothing at all.

Bankruptcy and Insolvency Risk

If the Issuer becomes insolvent, enters bankruptcy, becomes subject to receivership, or otherwise experiences financial distress, payments on the Note may be delayed, reduced, restructured, or discharged. Investor rights may become subject to bankruptcy court orders, automatic stay restrictions, priority rules, and other insolvency-law limitations.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and accrued and unpaid interest under the Note may become immediately due and payable unless the transaction constitutes a Permitted Change of Control under the Securities. Ordinary-course renewable-energy development, financing, capitalization, construction, tax equity, partnership flip, placed-in-service, affiliate holding company, and project-level structuring transactions may be treated as Permitted Changes of Control if they are expressly contemplated by this Form C and the related exhibits and do not materially impair the Issuer's ability to perform its obligations or materially and adversely affect Investor rights; however, there can be no assurance that any transaction will qualify. If a transaction does not qualify as a Permitted Change of Control and the Issuer does not have sufficient liquidity to satisfy the resulting accelerated obligation, Investors may experience delay, restructuring, or loss.

Key Personnel Risk

The Issuer's success may depend heavily on the efforts, judgment, relationships, and continued service of its founders, executives, and other key personnel. The loss, unavailability, or reduced involvement of key personnel could delay development milestones, impair financing efforts, disrupt operations, or reduce the Issuer's ability to repay the Note.

Conflicts of Interest Risk

The Issuer's officers, directors, managers, owners, or affiliates may have interests that differ from those of Investors. Such parties may be involved in related-party transactions, affiliated financings, project development arrangements, contractor relationships, or strategic decisions that create actual or perceived conflicts of interest.

Limited Investor Rights

Investors are creditors and not equity holders. Investors do not receive equity ownership, governance rights, residual upside, or voting control over the Issuer's operations, except for limited consent rights expressly described in this Form C. In a default, restructuring, insolvency, or workout, Investor remedies may be limited by the terms of the Note, the Payment Waterfall, applicable law, and the practical ability to enforce claims.

No Equity Participation

Investors are entitled only to the contractual debt service provided under the Note. Investors do not benefit from increases in the value of the Issuer, appreciation in project value, sale proceeds above debt repayment, or long-term enterprise upside, except to the extent expressly stated in this Form C.

Crowdfunding Transfer Limitations; Illiquidity

This Offering is made pursuant to Regulation Crowdfunding, which restricts transfers of the Securities during the one-year period following issuance except in limited circumstances permitted by law. Even after that period, there is no public trading market for the Securities, and none is expected to develop. Investors should be prepared to hold the Note until maturity or other resolution.

No Assurance of Timely Enforcement

In the event of default, enforcement may require Investor consent, legal proceedings, third-party coordination, expense, and time. Even if Investors possess legal rights, practical enforcement may be delayed, costly, or ineffective.

Reliance on Estimates and Forward-Looking Information

This Form C may contain estimates, projections, assumptions, budgets, development timelines, tax assumptions, expected funding sources, and anticipated repayment scenarios. Such forward-looking information is inherently uncertain and may prove materially inaccurate. Actual results may differ materially from any such estimates or projections.

Risks Related to Future Offerings

The Issuer may seek additional debt or equity financing in the future. Such financing may dilute existing support for the Issuer, increase leverage, impose additional restrictions, or reduce the funds available to repay the Note. There can be no assurance that future financing will be available on favorable terms or at all.

General Economic and Market Risk

General economic conditions, inflation, rising interest rates, recession, supply chain instability, labor shortages, commodity price volatility, utility-market changes, and disruptions in capital markets may adversely affect the Issuer, the project, the renewable energy sector, and the Issuer's ability to repay the Note.

Natural Disaster, Force Majeure, and Casualty Risk

Weather events, fire, flood, earthquake, storm damage, casualty losses, pandemics, labor disruptions, acts of war, terrorism, cyber events, governmental shutdowns, and other force majeure events may delay development, impair operations, increase costs, or reduce expected repayment capacity.

Cybersecurity and Data Risk

The Issuer and its service providers may rely on digital systems, financial systems, project data, and third-party software platforms. Cyberattacks, data breaches, ransomware events, system failures, and technology disruptions may impair operations, delay payments, expose the Issuer to liability, or increase costs.

Risk Factors Not Exhaustive

The foregoing risk factors do not purport to be a complete explanation of all of the risks involved in this Offering. Additional risks and uncertainties, including risks not presently known to the Issuer or currently deemed immaterial, may also adversely affect the Issuer and the value of the Securities.

Exhibit A – Promissory Note

(The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Exhibit B – Term Sheet

(*The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.*)

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a SEC-registered funding portal and member of FINRA, in accordance with Regulation Crowdfunding. Securities will be issued and delivered electronically through the platform and related recordkeeping systems used for the Offering.

Remuneration for Climatize

Climatize will receive compensation from the Issuer in connection with this Offering as follows:

- an Origination Fee equal to 5.50% of the gross Offering Amount raised, payable to Climatize at Closing; and
- a Servicing Fee equal to 0.50% per annum of the original principal amount for the scheduled term, or 2.00% in aggregate, deducted in full from gross proceeds and fully earned and nonrefundable at Closing.

The Issuer may also be responsible for additional filing fees, administrative fees, setup fees, and third-party costs and expenses associated with the Offering as further described in this Form C.

Investing Process

To invest in the Offering, an Investor must open an account with Climatize and complete identity verification, know-your-customer ("KYC"), anti-money laundering ("AML"), and other compliance procedures required by law or platform policy. These procedures are performed as part of the investment process.

Investors must be at least eighteen (18) years of age to invest. Climatize will collect certain personal information from Investors in order to satisfy legal, regulatory, and compliance requirements. Non-U.S. persons or residents of certain jurisdictions may be restricted from participating in the Offering based on applicable law or platform policy.

Investor funds will be held in escrow or other compliant transaction accounts established for the Offering through the applicable third-party financial institution and related service providers designated for the Offering.

Additional information is available at: https://www.climatize.earth/educational-materials/.

Progress during an Offering

Climatize will display information regarding Offering progress and status on the Offering page for the Offering. Investors may also be able to submit questions to the Issuer through the communication tools made available on the platform.

Climatize may provide notifications by email or through the platform regarding investment commitments, material changes, Offering status, and other matters relating to the Offering.

Target Offering Amount and Maximum Offering Amount

The Issuer has established a Target Offering Amount and may also establish a Maximum Offering Amount for this Offering.

If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the Offering deadline, the Offering will be canceled, no Securities will be issued, investor funds will be returned without interest or deduction, and the Issuer will not receive any Offering proceeds.

If the Issuer receives commitments up to the Maximum Offering Amount, no additional commitments will be accepted unless the Offering is amended in accordance with applicable law.

Cancellation Rights

Investors may cancel an investment commitment for any reason until forty-eight (48) hours prior to the Offering deadline.

If there is a material change to the Offering or the Issuer, Investors who have made investment commitments will be notified of the material change and will be required to reconfirm their investment commitment within the period required by applicable law. If an Investor does not timely reconfirm after a material change, that Investor's commitment will be canceled and any funds previously debited will be returned without interest or deduction.

If the Target Offering Amount is not met by the Offering deadline, the Offering will be canceled, all investor funds will be returned, and no Securities will be issued.

Investment cancellations and reconfirmations must be submitted through the Investor's Climatize account or through such other processes as Climatize may designate for the Offering. To cancel:

1. Go to your Home Page on the Climatize platform.
2. Find the project in the "My Projects" list.
3. Click on the project, view your investment amount, and select "Cancel Investment".
4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Closing

If the Issuer reaches the Target Offering Amount and otherwise satisfies the conditions for an early closing under Regulation Crowdfunding and platform procedures, the Issuer may elect to close the Offering before the original Offering deadline.

Any early closing will occur only after the Offering has remained open for at least twenty-one (21) days and only after Investors have been provided the notice required by applicable law. Such notice will include the anticipated early closing date, the Investor's right to cancel the investment commitment until forty-eight (48) hours before the early closing date, and any other information required under Regulation Crowdfunding.

Material Changes

If a material change occurs with respect to the Offering or the Issuer during the course of the Offering, Investors with existing commitments will receive notice of the material change and will be required to reconfirm their investment commitments within the period required by applicable law.

If an Investor does not timely reconfirm following a material change, the investment commitment will be canceled automatically and any previously debited funds will be returned without interest or deduction.

Oversubscribed

If investor commitments exceed the Target Offering Amount and the Offering remains open, the Issuer may continue to accept commitments up to the Maximum Offering Amount.

If investor commitments exceed the Maximum Offering Amount, the Issuer will allocate accepted investment commitments in the manner described in this Form C and on the Offering page, which may include first-come, first-served allocation, pro rata scaling, priority treatment, or another disclosed allocation methodology.

The Issuer is not obligated to accept commitments in excess of the Maximum Offering Amount.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities offered hereby generally may not be transferred by any purchaser during the one-year period beginning on the date the Securities were issued unless the Securities are transferred:

1. to the Issuer;
2. to an accredited investor;
3. as part of an offering registered with the SEC;
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; or
5. as otherwise permitted by Regulation Crowdfunding or other applicable law.

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering documents. The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Transfers After the Year Restricted Period

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering documents.

The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Appendix 2 – Illustrative Loan Repayment Schedule

This Appendix provides illustrative repayment schedules for the Note based on the Target Offering Amount and Maximum Offering Amount set forth in Appendix A.

These schedules are provided for informational and illustrative purposes only and are intended to demonstrate the general timing and magnitude of expected payments under the Note.

The schedules presented herein are based on the following simplifying assumptions:

- The full applicable Offering Amount (Target or Maximum) is raised and funded in a single Closing
- All Investors have the same Funding Date
- Interest accrues on a simple, non-compounding basis at the stated Interest Rate
- Scheduled quarterly interest payments are equalized for illustrative purposes
- No prepayments, defaults, or modifications occur during the term of the Note

Actual payments may differ materially from the schedules presented herein due to, among other factors:

- The single actual Funding Date and length of the Initial Stub Period
- Initial stub periods for certain Investors
- Actual/365 day-count interest accrual methodology
- Variations in the number of days per accrual period
- Prepayments, defaults, or other changes to the Note

In the event of any inconsistency between this Appendix, the Note, the Term Sheet, or this Form C, the Note and this Form C shall control in accordance with their respective terms.

1. Illustrative Offering Economics

Metric	Target	Maximum
Gross Proceeds	350,000	500,000
Interest Rate	10.00%	10.00%
Scheduled Term	Approximately 36 months	Approximately 36 months
Maturity Date	October 6, 2029	October 6, 2029
Regular Quarterly Interest Payment	8,750	12,500
Total Interest (Actual/365, illustrative)	113,342	161,918
Total Principal Paid	350,000	500,000
Total Cash Payments	463,342	661,918

2. Use of Proceeds & Fee Structure (Illustrative)

Item	Target ($)	Maximum ($)
Gross Proceeds	350,000	500,000
Origination Fee (5.50%)	19,250	27,50000

Servicing Fee (2.00% aggregate; deducted and earned at Closing)	5,250	7.500
Estimated Third-Party Fees and Expenses	1,725	1,725
Payment Reserve (one scheduled quarterly interest payment)	8,750	12,500
Net Proceeds to Issuer	**315,025**	**450,775**

3. Illustrative Payment Schedule

Payment Period	**Target ($)**	**Maximum ($)**
Initial Stub Interest (projected)	8,342	11,918
Regular Quarterly Interest	8,750	12,500
Final Payment - Adjusted Interest + Principal	358,750	512,500

Note: The illustrative payment schedule above does not reflect the impact of any initial stub interest period. For each Investor, interest accrues from such Investor's Funding Date through the end of the first applicable accrual period (the "Initial Stub Period") and is calculated based on the actual number of days elapsed using an Actual/365 day-count convention. As a result, the first interest payment may be higher or lower than the illustrative quarterly payment amounts shown above. The length of the Initial Stub Period, and the corresponding interest amount, will vary depending on the timing of the Closing and each Investor's Funding Date. Subsequent scheduled quarterly payments are expected to be substantially equal in amount, subject to the terms of the Note.

4. Per-Investor Example - Illustrative Investor Example ($10,000 Investment)

Metric	**Amount ($)**
Investment Amount	10,000
Initial Stub Interest	238
Regular Quarterly Interest	250
Final Payment	10,250
Total Interest Earned	3,238
Total Cash Received	13,238

Appendix 3 – Financial Statements

CESL Site 1, LLC

Financial Statements

U.S. GAAP Basis

As of May 1, 2026 and for the Period from March 22, 2026 through April 30, 2026

Prepared by Management

May 1, 2026

CESL Site 1, LLC

Index to Financial Statements

Financial Statement	Statement Page
Balance Sheet	1
Statement of Operations	2
Statement of Changes in Members' Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5

CESL Site 1, LLC

Balance Sheet
As of April 30, 2026

Assets	
Current assets:	
Cash and cash equivalents	$0
Other current assets	0
Total current assets	**0**

Total assets	**$0**

Liabilities and Members' Equity	
Current liabilities:	
Accounts payable and accrued expenses	$0
Other current liabilities	0
Total current liabilities	**0**
Total liabilities	**0**

Members' equity:	
Members' capital	0
Total members' equity	**0**

Total liabilities and members' equity	**$0**

See accompanying notes to financial statements.

CESL Site 1, LLC

Statement of Operations

For the Period from March 22, 2026 through April 30, 2026

Revenues	$0

Operating expenses:	
General and administrative	0
Professional fees	0
Other operating expenses	0
Total operating expenses	**0**

Income from operations	**0**
Other income (expense), net	0
Net income	**$0**

See accompanying notes to financial statements.

CESL Site 1, LLC

Statement of Changes in Members' Equity
For the Period from March 22, 2026 through April 30, 2026

Description	Members' Equity
Balance at March 22, 2026	$0
Member contributions	0
Member distributions	0
Net income	0
Balance at April 30, 2026	**$0**

CESL Site 1, LLC

Statement of Cash Flows

For the Period from March 22, 2026 through April 30, 2026

Cash flows from operating activities:	
Net income	$0
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	0
Net cash provided by operating activities	**0**

Cash flows from investing activities	**0**
Net cash provided by investing activities	**0**

Cash flows from financing activities:	
Member contributions	0
Member distributions	0
Net cash provided by financing activities	**0**

Net increase in cash and cash equivalents	**0**
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	**$0**

Supplemental disclosure of cash flow information:	
Cash paid for interest	$0
Cash paid for income taxes	$0
Noncash investing and financing activities	$0

See accompanying notes to financial statements.

CESL Site 1, LLC

Notes to Financial Statements

For the Period from March 22, 2026 through April 30, 2026

1. Organization and Nature of Operations

CESL Site 1, LLC (the "Company") is an Illinois limited liability company formed on March 22, 2026. The Company was organized to develop, construct, own, and operate a solar project. From formation through April 30, 2026, the Company had not commenced revenue-generating operations and had no assets, liabilities, revenues, expenses, member contributions, member distributions, commitments, or contingencies, except as disclosed in these notes.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and on the accrual basis of accounting. The Company's fiscal year-end is April 30, 2026.

3. Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Because the Company had no activity or balances during the period presented, management did not identify estimates that would have a material effect on these financial statements.

Cash and cash equivalents: The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash or cash equivalents as of April 30, 2026.

Revenue recognition: The Company recognized no revenue during the period from March 22, 2026 through April 30, 2026.

Income taxes: The Company is a limited liability company. For federal income tax purposes, the Company is treated as a [partnership / disregarded entity / corporation - select and revise as applicable]. No provision for income taxes has been recognized in the accompanying financial statements. Management evaluated the Company's tax positions and did not identify any uncertain tax positions requiring recognition or disclosure as of April 30, 2026.

4. Members' Equity

No member made capital contributions to the Company, and the Company made no distributions to members, during the period from March 22, 2026 through April 30, 2026. Members' equity was $0 as of April 30, 2026.

5. Related Party Transactions

The Company had no related party transactions during the period from March 22, 2026 through April 30, 2026. If any organizer, member, manager, affiliate, or sponsor paid costs on behalf of the Company or entered into arrangements for the Company, this note must be revised and the related accounting must be evaluated before issuance.

6. Commitments and Contingencies

Management is not aware of any commitments, contingencies, claims, litigation, guarantees, leases, purchase obligations, or other agreements involving the Company as of April 30, 2026.

7. Going Concern

Management evaluated whether conditions or events, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued or available to be issued. Based on the Company's absence of obligations and management's plans, management concluded that substantial doubt about the Company's ability to continue as a going concern was not raised as of May 1, 2026. This note should be revised if the Company has obligations, expected operating cash needs, dependence on financing, or other conditions that may affect the going concern evaluation.

8. Subsequent Events

Management evaluated subsequent events through May 1, 2026, the date the financial statements were available to be issued. No subsequent events were identified that require recognition or disclosure in the financial statements. This note should be updated through the actual issuance or available-to-be-issued date.

Appendix 4 – Material Information

    

⊕ Goal

Ready to Rise at Clark Road Solar will help move one of three East St. Louis community solar projects from late-stage development into initial construction. Proceeds may support interconnection, engineering, permitting, site readiness, equipment deposits, and other construction preparation costs. Developed with city leaders, community organizations, renewable energy developers, and Black-owned engineering firms, the broader portfolio is designed to lower energy costs for thousands of households, generate long-term value for the city, and create a pathway toward community ownership. "This is East St. Louis's time to shine," Adam Edelen.



Loan Type: INTEREST_ONLY		Payment Cadence: QUARTERLY	
Interest: 10%		Term: 36 months	
Goal: $ 500000		Investors: 0	
Minimum Goal: $ 350000		Funded: $ 0	

Project Timeline

Cancellation	10/10/2026, 11:59:00 PM
Funding	10/12/2026, 11:59:00 PM
Term Conversion (distributions start)	1/1/2027, 11:59:00 PM
Maturity (distributions end)	1/1/2030, 11:59:00 PM

(all times are local)

Financial Details

The notes bear interest at a fixed rate of 10.00% per annum, with interest payments made quarterly. The issuer expects that repayment may come from project-development or construction financing, tax credit or tax equity proceeds, Illinois Solar for All REC and incentive proceeds, grants, reimbursements, permanent financing, project revenues, project sale proceeds, or refinancing.

Financial Documents
No financial documents.

Activate Windows

◀ East St. Louis, IL

🌐

CESL Site 1, LLC

We are a single-purpose project company formed to develop, finance, construct, own, and operate a community solar project in East St. Louis, Illinois. Our project is designed to derive value from renewable energy credit and incentive payments, subscriber and municipal energy arrangements, grants, tax credits, construction and permanent financing, and operating revenues.

Team Members



David Gerovac
Manager

Project Id: 00055

Payment Schedule

No payment schedule generated

✉ Impact Statement (shown in welcome email)

This project is designed to bring community solar to East St. Louis, helping expand access to renewable energy in an underserved area.